Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	May 4, 2011

Investor News

Fresenius Medical Care Reports Strong Start for 2011 and Raises Guidance for Full Year 2011

1st Quarter 2011 Summary:

Net revenue	$3,036 million	+5%
Operating income (EBIT)	$445 million	+5%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$221 million	+5%
Earnings per share	$0.73	+4%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2011.

Revenue

Net revenue for the first quarter of 2011 increased by 5% to $3,036 million (+5% at constant currency) compared to the first quarter of 2010. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 5% to $2,285 million (+5% at constant currency) and dialysis product revenue increased by 6% to $751 million (+5% at constant currency).

North America revenue increased by 1% to $1,977 million including the impact of the new Medicare end-stage renal disease prospective payment system in the United States. Organic revenue growth was 1%. Dialysis services revenue grew by 1% to $1,782 million with a same market growth of 4%. Average revenue per treatment for U.S. clinics decreased to $348 in the first quarter of 2011 compared to $355 for the corresponding quarter in 2010 reflecting the targeted implementation of the new prospective payment system. Dialysis product revenue decreased by 2% to $195 million mainly due to lower pricing of renal drugs, partially offset by higher sales of dialysis products.

International revenue increased by 14% to $1,055 million. Based on constant currency, revenue grew by 13%. Organic revenue growth was 6%. Dialysis services revenue was $503 million, an increase of 23% (+21% at constant currency). Dialysis product revenue increased by 8% to $552 million and increased by 6% at constant currency, mainly driven by higher sales of peritoneal dialysis products, dialyzers, bloodlines, and products for acute care treatments.

Earnings

Operating income (EBIT) for the first quarter of 2011 increased by 5% to $445 million compared to $425 million in the first quarter of 2010. This resulted in an operating margin of 14.7% for the first quarter of 2011 compared to 14.8% for the corresponding quarter in 2010.

In North America, the operating margin increased from 15.7% to 15.8%. The margin development was mainly influenced by the favorable development of pharmaceutical costs and the negative effects of the implementation of the new Medicare end-stage renal disease prospective payment system in the United States.

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In the International segment, the operating margin decreased from 16.4% to 16.2%.

Net interest expense for the first quarter of 2011 was $72 million, compared to $67 million in the first quarter of 2010. This development was mainly attributable to a higher debt level.

Income tax expense was $124 million for the first quarter of 2011 compared to $128 million in the first quarter of 2010 and reflecting effective tax rates of 33.3% and 35.6%, respectively.

Net income attributable to FMC AG & Co. KGaA for the first quarter of 2011 was $221 million, an increase of 5%, compared to the corresponding quarter of 2010.

Earnings per share (EPS) for the first quarter of 2011 rose by 4% to $0.73 per ordinary share compared to $0.70 for the first quarter of 2010. The weighted average number of shares outstanding for the first quarter of 2011 was approximately 302.3 million shares, compared to 299.6 million shares for the first quarter of 2010. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash flow

In the first quarter of 2011, the company generated $175 million in cash from operations, representing approximately 6% of revenue. The cash flow generation was supported by increased earnings and negatively influenced by an unfavorable development of DSOs, primarily related to the introduction of the new Medicare end-stage renal disease prospective payment system in the United States and raised inventory levels.

A total of $113 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $62 million compared to $250 million in the first quarter of 2010. A total of $339 million in cash was spent for acquisitions and investments, net of divestitures. Approximately $300 million of the expenditures was a minority investment in Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc. Additionally, we have entered into agreements to provide renal products, pharmaceutical supplies and other services to Renal Advantage and Liberty Dialysis Inc.

Free cash flow after acquisitions, investments and divestitures was -$277 million, compared to $168 million in the first quarter of 2010.

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Please refer to the attachments for a complete overview on the first quarter of 2011 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2011, Fresenius Medical Care treated 216,942 patients worldwide, which represents a 9% increase compared to the previous year’s figure. North America provided dialysis treatments for 138,392 patients, an increase of 4%. Including 21 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 139,887. The International segment served 78,550 patients, an increase of 20% over the prior year’s figure.

As of March 31, 2011, the company operated a total of 2,769 clinics worldwide, which represents an 8% increase compared to the previous year’s figure. The number of clinics is comprised of 1,823 clinics in North America (1,844 including managed clinics), and 946 clinics in the International segment, representing an increase of 3% and 19%, respectively.

During the first quarter of 2011, Fresenius Medical Care delivered approximately 8.17 million dialysis treatments worldwide. This represents an increase of 9%, compared to last year’s figure. North America accounted for 5.24 million treatments, an increase of 4%. The International segment delivered 2.93 million treatments, an increase of 19%.

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Employees

As of March 31, 2011, Fresenius Medical Care had 74,844 employees (full-time equivalents) worldwide, compared to 73,452 employees at the end of 2010. This increase of more than 1,300 employees is due to overall growth in the company’s business and acquisitions.

Debt/EBITDA ratio

The ratio of debt to Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.30 at the end of the first quarter of 2010 to 2.55 at the end of the first quarter of 2011. The debt/EBITDA ratio at the end of 2010 was 2.38.

Rating

Standard & Poor’s Ratings Services continues to rate the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. Moody’s continues to rate the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch continues to rate the company’s corporate credit as ‘BB’ with a ‘positive’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Issuance of senior notes

In February 2011 Fresenius Medical Care issued $-denominated and €-denominated senior unsecured notes due 2021 in the respective principal amounts of $650 million and €300 million. The coupon for the $ senior notes is 5.75%, while the coupon for the € senior notes is 5.25%. The net proceeds amounted to approximately $1,035 million.

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Acquisition of dialysis service business from Euromedic

On Jan. 4, 2011, Fresenius Medical Care announced the signing of a purchase agreement to acquire International Dialysis Centers (IDC), Euromedic’s dialysis service business for a purchase price of €485 million. Fresenius Medical Care is thus expanding its activities in the dialysis care market, especially in Eastern Europe, where IDC treats over 8,200 hemodialysis patients. The transaction remains subject to necessary regulatory approvals by the relevant anti-trust authorities and is expected to close in the second quarter of 2011. Upon completion, the acquired operations will add approximately $180 million in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction.

Outlook for 2011 raised

Based on the strong financial results in the first quarter of 2011 and the elimination of the so-called “transition adjustment” imposed on dialysis facilities (as part of the new Medicare end-stage renal disease prospective payment system) in the United States, the company raises its outlook for the full year 2011.

Revenue is now expected to grow to above $13 billion. Previously, the company expected revenue between $12.8 billion and $13.0 billion.

Net income attributable to FMC AG & Co. KGaA is now expected between $1.070 billion and $1.090 billion. Previously, the company expected net income between $1.035 billion and $1.055 billion.

For 2011, the company still expects to spend around 5% of revenue on capital expenditures and approximately $1.2 billion on acquisitions. The debt/EBITDA ratio is expected to be below or equal to 2.8 by the end of 2011, likewise unchanged from the previous guidance.

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“We are pleased to report a successful first quarter of 2011 with strong operational performance – despite the expected implementation challenges posed by the new Medicare end-stage renal disease prospective payment system in the United States”, said Ben Lipps, chief executive officer of Fresenius Medical Care. “We would again like to express our appreciation to the Centers for Medicare & Medicaid Services (CMS) and the Administration for making this correction, and for their willingness in the past years to work with the entire kidney care community in the process of establishing the new reimbursement system, helping to improve the quality of life of all dialysis patient covered by Medicare. “

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2011 on Wednesday, May 4, 2011, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The company invites investors to view the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,769 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 216,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended
Statement of Earnings	March 31,
in US$ thousands, except share data	2011	2010	% Change
unaudited

Net revenue
Dialysis Care	2,285,316	2,170,784	5.3%
Dialysis Products	751,072	711,345	5.6%
Total net revenue	3,036,388	2,882,129	5.4%

Costs of revenue	2,001,289	1,917,837	4.4%
Gross profit	1,035,099	964,292	7.3%
Selling, general and administrative	571,448	517,737	10.4%
Research and development	26,149	23,089	13.3%
Income from equity method investees	(7,582)	(1,713)	342.6%
Operating income (EBIT)	445,084	425,179	4.7%

Interest income	(10,421)	(5,839)	78.5%
Interest expense	81,986	73,264	11.9%
Interest expense, net	71,565	67,425	6.1%
Income before taxes	373,519	357,754	4.4%
Income tax expense	124,404	127,528	(2.4)%
Net income	249,115	230,226	8.2%
Less:Net income attributable to Noncontrolling interests	28,414	19,110	48.7%
Net income attributable to FMC AG & Co. KGaA	220,701	211,116	4.5%

Operating income (EBIT)	445,084	425,179	4.7%
Depreciation and amortization	135,984	124,458	9.3%
EBITDA	581,068	549,637	5.7%

Total bad debt expenses	52,685	60,271

Earnings per ordinary share	$0.73	$0.70	3.6%
Earnings per ordinary ADS	$0.73	$0.70	3.6%

Weighted average number of shares
Ordinary shares	298,292,972	295,746,635
Preference shares	3,957,435	3,889,994

In percent of revenue
Costs of revenue	65.9%	66.5%
Gross profit	34.1%	33.5%

Selling, general and administrative	18.8%	18.0%
Research and development	0.9%	0.8%
Income from equity method investees	(0.2)%	(0.1)%
Operating income (EBIT)	14.7%	14.8%
Interest expense, net	2.4%	2.3%
Income before taxes	12.3%	12.4%
Income tax expense	4.1%	4.4%
Net income attributable to Noncontrolling interests	0.9%	0.7%
Net income attributable to FMC AG & Co. KGaA	7.3%	7.3%

EBITDA	19.1%	19.1%

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Fresenius Medical Care	Three Months Ended
Segment and Other Information	March 31,
in US$ millions, unaudited	2011	2010	% Change

Net revenue
North America	1,977	1,960	0.9%
International	1,055	922	14.4%
Corporate	4	—	1676.2%
Total net revenue	3,036	2,882	5.4%

Operating income (EBIT)
North America	312	308	1.4%
International	171	151	13.3%
Corporate	(38)	(34)	13.0%
Total operating income (EBIT)	445	425	4.7%

Operating income in percent of revenue
North America	15.8%	15.7%
International	16.2%	16.4%
Total	14.7%	14.8%

Employees
Full-time equivalents	74,844	69,329

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended
comparable US-GAAP financial measures	March 31,
in US$ millions, unaudited	2011	2010

Segment information North America
Net revenue	1,977	1,960
Costs of revenue and research and development	1,315	1,327
Selling, general and administrative	358	327
Income from equity method investees	(8)	(2)
Costs of revenue and operating expenses	1,665	1,652
Operating income (EBIT)	312	308
In percent of revenue	15.8%	15.7%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	377	366
less internal sales	(182)	(166)
Dialysis Products external sales	195	200
International
Dialysis Products revenue incl. internal sales	644	591
less internal sales	(92)	(80)
Dialysis Products external sales	552	511

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA	581	550
Interest expense, net	(72)	(67)
Income tax expense	(124)	(128)
Change in working capital and other non-cash items	(210)	(6)
Net cash provided by operating activities	175	349

Annualized EBITDA
Operating income (EBIT) last twelve months	1,944	1,785
Depreciation and amortization last twelve months	514	476
Non-cash charges	47	51
Annualized EBITDA	2,505	2,312

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	March 31,	December 31,
Balance Sheet	(unaudited)	(audited)
in US$ millions	2011	2010

Assets
Current assets	5,715	5,153
Intangible assets	8,902	8,833
Other non-current assets	3,497	3,109
Total assets	18,114	17,095

Liabilities and equity
Current liabilities	3,469	3,790
Long-term liabilities	6,478	5,501

Noncontrolling interest subject to put provisions	291	280

Total equity	7,876	7,524
Total liabilities and equity	18,114	17,095

Equity/assets ratio:	43%	44%

Debt
Short-term borrowings	132	671
Short-term borrowings from related parties	36	10
Current portion of long-term debt and capital lease obligations	265	264
Trust Preferred Securities	651	625
Long-term debt and capital lease obligations, less current portion	5,313	4,310
Total debt	6,397	5,880

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Fresenius Medical Care
Cash Flow Statement
Three Months Ended March 31,	2011	2010
in US$ millions, unaudited

Operating activities
Net income	249	230
Depreciation / amortization	136	125
Change in working capital and other non cash items	(210)	(6)
Cash Flow from operating activities	175	349

Investing activities
Purchases of property, plant and equipment	(117)	(106)
Proceeds from sale of property, plant and equipment	4	7
Capital expenditures, net	(113)	(99)
Free Cash Flow	62	250

Acquisitions and investments, net of cash acquired and purchases of intangible assets	(339)	(84)
Proceeds from divestitures	—	2
Acquisitions and investments, net of divestitures	(339)	(82)
Free Cash Flow after investing activities	(277)	168

Financing activities
Change in accounts receivable securitization program	(510)	(214)
Change in intercompany debt	24	—
Change in other debt	862	21
Proceeds from exercise of stock options	2	17
Distributions to noncontrolling interest	(25)	(34)
Contributions from noncontrolling interest	4	8
Cash Flow from financing activities	357	(202)

Effects of exchange rates on cash	17	(3)
Net increase (decrease) in cash	97	(37)

Cash at beginning of period	523	301
Cash at end of period	620	264

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended March 31,	2011	cc	2010	cc
in US$ thousands, except per-treatment revenue unaudited

North America
Net revenue	1,977,288		1,959,689
Growth year-over-year	0.9%		10.5%

Dialysis Care	1,782,001		1,760,389
Growth year-over-year	1.2%		11.6%
U.S. per treatment	348		355
Per treatment	340		348
Sequential growth	(1.9)%		(0.6)%
Growth year-over-year	(2.2)%		5.0%

Dialysis Products
incl. internal sales	376,716		365,416
Growth year-over-year	3.1%		6.0%
External sales	195,287		199,299
Growth year-over-year	(2.0)%		1.3%

International
Net revenue	1,055,233		922,223
Growth year-over-year	14.4%	13.0%	17.4%	7.6%

Dialysis Care	503,315		410,395
Growth year-over-year	22.6%	21.2%	18.5%	8.9%
Per treatment	172	170	166	152
Sequential growth	1.7%		(4.3)%
Growth year-over-year	3.4%	2.2%	10.0%	1.1%

Dialysis Products
incl. internal sales	643,954		591,306
Growth year-over-year	8.9%	7.6%	17.6%	7.4%
External sales	551,917		511,828
Growth year-over-year	7.8%	6.4%	16.4%	6.7%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended March 31, unaudited	2011	2010

North America
Number of treatments	5,241,652	5,034,516
Treatments per day	68,073	65,383
Per day sequential growth	0.6%	2.2%
Per day year-over-year growth	4.1%	4.7%
Same market growth year-over-year	3.7%	4.1%

International
Number of treatments	2,933,190	2,474,048
Same market growth year-over-year	5.6%	4.3%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended March 31, unaudited	2011	2010

North America
Costs of revenue and operating expenses
In percent of revenue	84.2%	84.3%
Selling, general and administrative
In percent of revenue	18.1%	16.7%
Bad debt expenses
In percent of revenue	2.6%	2.9%
Dialysis Care operating expenses/treatment (in US-$)	282	289
Sequential growth	0.4%	2.6%
Growth year-over-year	(2.5)%	2.5%

Total Group
Costs of revenue and operating expenses
In percent of revenue	85.3%	85.2%
Selling, general and administrative
In percent of revenue	18.8%	18.0%
Effective tax rate	33.3%	35.6%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended March 31,	2011	2010
in US$ thousands, except number of de novos, unaudited

Total Group
Operating Cash Flow	175,319	349,088
In percent of revenue	5.8%	12.1%

Free Cash Flow before acquisitions	62,159	250,047
In percent of revenue	2.0%	8.7%

Acquisitions and Investments, net of divestitures	338,792	81,578

Capital expenditures, net	113,160	99,041
In percent of revenue	3.7%	3.4%

Maintenance	77,056	56,985
In percent of revenue	2.5%	2.0%

Growth	36,104	42,056
In percent of revenue	1.2%	1.5%

Number of de novos	22	17
North America	15	7
International	7	10

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
March 31, unaudited	2011	2010

Total Group
Debt (in US-$ million)	6,397	5,310
Debt/EBITDA	2.6	2.3

North America
Days sales outstanding	60	52

International
Days sales outstanding	116	111

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Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended March 31,	2011	2010

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	97%	96%
Hemoglobin = 10-12g/dl	73%	65%
Hemoglobin = 10-13g/dl	88%	87%
Calcium = 8.4 - 10.2 mg/dl	79%	80%
Albumin >= 3.5 g/dl 1)	84%	83%
No catheter	76%	73%
Phosphate <= 5.5mg/dl	63%	60%
Hospitalization Days per patient (12 months ending March 31)	9.8	9.9

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.7	3.6
Average body weight (in kg)	81	81
Prevalence of diabetes	56%	55%

1) International standard BCR CRM470

Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended March 31,	2011	2010

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	54%	52%
Hemoglobin = 10-13g/dl	77%	77%
Calcium = 8.4 - 10.2 mg/gl	77%	79%
Albumin >= 3.5 g/dl 1)	89%	87%
No catheter	82%	81%
Phosphate <= 5.5mg/dl	76%	77%
Hospitalization Days per patient (12 months ending March 31)	9.8	8.9

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.9	4.8
Average body weight (in kg)	71	70
Prevalence of diabetes	28%	28%

1) International standard BCR CRM470

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